1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date February 15, 2006	By /s/ Chen Guangshui Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

Announcement on the Revised Share Reform Plan

by the Company’s Controlling Shareholder, Yankuang Group

Upon the authorisation and acting on behalf of Yankuang Group, the Board hereby announces the revisions made to the Share Reform Plan as proposed by Yankuang Group.

This announcement is made pursuant to Rule 13.09(2) (overseas regulatory announcement) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (“the Company”) dated 24 January 2006 relating to the Share Reform Plan (the “Share Reform Plan Announcement”) proposed by Yankuang Group, the only shareholder of the non-tradable shares of the Company. Terms defined in the Share Reform Plan Announcement shall have the same meanings herein unless otherwise defined.

Upon the authorisation and on behalf of Yankuang Group, the Board of Directors of the Company (the “Board”) hereby announces the revisions made to the content of the Share Reform Plan as proposed by Yankuang Group (the “Revised Share Reform Plan”).

1.	REVISIONS TO THE SHARE REFORM PLAN

Subsequent to the negotiation and consultation with the Holders of A Shares, Yankuang Group proposes to revise the Share Reform Plan as follows:

1.1

the consideration to be paid to the Holders of A Shares whose names appear on the register of members of A Shares upon the close of trading on the record date of the implementation of the Share Reform Plan proposed by Yankuang Group in paragraph 2.1 of the Share Reform Plan Announcement shall be revised from “2.2 non-tradable shares to each Holder of A Shares for every ten (10) A Shares held by such Holder of A Shares” to “2.5 non-tradable shares to each Holder of A Shares for every ten (10) A Shares held by such Holder of A Shares”.

Yankuang Group does not have any plan to offer similar consideration to the Holders of H Shares (including holders of American Depository Receipts) of the Company.

The Company will announce the record date of the implementation of the Share Reform Plan for ascertaining entitlement of Holders of A Shares to receive shares separately.

1.2	The undertaking provided by Yankuang Group under sub-paragraph (3) in paragraph 2.2.1 of the Share Reform Plan Announcement shall be revised as follows:

“(3) Yankuang Group will transfer some of those assets which are in line with the Company’s development strategies to the Company in 2006 to enhance the operational results of the Company and to minimize the connected transaction and competition between Yankuang Group and the Company”.

to be revised as:-

“(3) Yankuang Group will, in accordance with the relevant governmental procedures, assign part of its operations including coal and electricity operations together with new projects which are in line with the Company’s development strategies to the Company in 2006 and support the Company in the implementation of such assignment to enhance the operational results of the Company and to minimize the connected transaction and competition between Yankuang Group and the Company. The Company will be invited to invest in the coal liquefaction project which is being developed by Yankuang Group for co-development”.

The other undertakings and the warranty in relation to the performance of the undertakings and obligations provided by Yankuang Group under paragraph 2.2 of the Share Reform Plan Announcement shall be equally applicable to the Revised Share Reform Plan.

2.	THE SHAREHOLDING STRUCTURE OF THE COMPANY BEFORE AND AFTER THE IMPLEMENTATION OF THE REVISED SHARE REFORM PLAN WILL BE AS FOLLOWS:

Before the Implementation of the Revised Share Reform Plan				After the Implementation of the Revised Share Reform Plan
		Number of shares	Percentage of the registered share capital			Number of shares	Percentage of the registered share capital
1.	Total of unlisted tradable shares			1.	Total of tradable shares with trading moratorium
	State-owned shares	2,672,000,000	54.33%		State-owned shares	2,600,000,000	52.86%

2.	Total of listed tradable shares	2,246,400,000	45.67%	2.	Total of tradable shares without trading moratorium	2,318,400,000	47.14%
	A Shares	288,000,000	5.85%		A Shares	360,000,000	7.32%
	H Shares	1,958,400,000	39.82%		H Shares	1,958,400,000	39.82%

3.	Total of shares	4,918,400,000	100.00%	3.	Total number of shares	4,918,400,000	100.00%

3.	OPINIONS OF THE SPONSOR, INDEPENDENT DIRECTORS AND LEGAL ADVISERS

In accordance with the relevant laws and regulations of the People’s Republic of China, Guotai Junan Securities Company Limited, the sponsor of the Share Reform Plan, and the independent directors of the Company are of the opinion that the Revised Share Reform Plan pays due respect to the Holders of A Shares and is beneficial to the protection of the interest of the Holders of A Shares.

King & Wood of Beijing, the legal advisers of the Share Reform Plan, is of the opinion that the substance and procedure of the Revised Share Reform Plan are in compliance with the existing laws, regulations and the rules of China Securities Regulatory Commission, that the Revised Share Reform Plan does not prejudice any legitimate rights of the shareholders of the Company as a whole (including the Holders of H Shares and the holders of American Depository Receipts) nor does it prejudice any legitimate rights of the Company, and that the Revised Share Reform Plan is in compliance with the requirements of “Administrative Measures on the Non-tradable Share Reform of Listed Companies” and other related laws, regulations and rules.

Other information contained in the Share Reform Plan Announcement shall remain unchanged.

4.	RESUMPTION AND SUSPENSION OF THE TRADING OF A SHARES

The trading of the A Shares on the Shanghai Stock Exchange will resume on 15 February 2006. The Company will apply for further suspension of trading in A Shares on the Shanghai Stock Exchange with effect from the next trading day immediately following the record date for attending the Relevant Shareholders’ Meeting (i.e. 24 February 2006). The trading of the A Shares is expected to resume on the first trading day immediately following the implementation of the Revised Share Reform Plan.

Details of the Revised Share Reform Plan and other relevant documents required under the supervisory rules of the Shanghai Stock Exchange are available for inspection at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 13 February 2006

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310